ERSTE BANK

ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2008 APR 18 A 9:1?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Seite(n) einschließlich dieser.
Transmission consists of page(s) including this.

SUPPL

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release. [redacted]

Kind regards

08001980

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED
APR 22 2008
THOMSON FINANCIAL

dw 4/21

Datum/Date: 18.04.2008

ERSTE BANK

INVESTOR INFORMATION

Vienna, 18 April 2008

Dominic Bruynseels appointed CEO of Banca Comercială Română

Experienced retail and commercial banker joins BCR from Barclays Bank

Erste Bank der oesterreichischen Sparkassen AG (Erste Bank) announces that the Supervisory Board of Banca Comercială Română (BCR) has appointed Dominic Bruynseels (48) as Chief Executive Officer of BCR. In line with the plans announced when Manfred Wimmer took over as interim CEO of BCR in December 2007, the appointment of Mr. Bruynseels as new CEO follows the completion of the Integration and Development Program of BCR in April 2008 - within the planned 12-18 month schedule.

An internationally experienced banker, Mr. Bruynseels joins BCR after a 27-year career with Barclays Bank. Most recently, he worked as Senior Executive Director of Barclays Global Retail and Commercial Banking Emerging Markets division based in Dubai. Dominic Bruynseels gained his extensive professional experience through a variety of UK-based branch, regional and head office roles as well as international positions. During the latter part of his 17-year career in the UK business of Barclays. Mr. Bruynseels was responsible, among others, for the financial network and operations planning and development of the integrated delivery channel strategy of Barclays Bank in the UK. From 1997-99, Mr. Bruynseels served as Finance Director for Barclays' Africa, Caribbean, Middle East and Latin American business, becoming the chief executive officer of Barclays Africa and the Middle East in 1999, responsible for the 12 operations across the region. From 2005-07 he played a leadership role in the acquisition and integration into Barclays of Absa, the leading South African Bank, serving on both the Absa Executive Committee and Board.

"Dominic Bruynseels is a highly regarded and experienced banker, who has served one of the most prestigious banking groups in the world for almost 30 years. Previously active in an emerging markets environment, Mr. Bruynseels has an impressive track record of building a group of retail banks with modern retail and commercial banking practices as well as first class customer service. We believe he is an ideal choice for CEO, and that BCR and Erste Bank as a whole will benefit in particular from his forward thinking and sound execution", said Andreas Treichl President of the BCR Supervisory Board.

"Romania is a key market for Erste Bank and I am honored to have been appointed as CEO of BCR. I have been impressed by the people I have met at Erste Bank and BCR as well as by the excellent position the bank has in the market. I am looking forward to joining the board and the exciting challenge of building further on the solid foundations laid by my predecessors", Mr. Bruynseels stated, on the occasion of the announcement.

Manfred Wimmer (52), who has managed the integration of BCR into the Erste Bank Group in a highly professional manner, while at the same time ensuring growth of BCR's business and delivery on its financial targets, will return to the Erste Bank headquarters in the second half of 2008, in order to take up a senior position within the group.

Dominic Bruynseels' appointment requires the approval of the National Bank of Romania, subject to which, he will officially take over as CEO on July 1, 2008. Until then, Mr. Bruynseels will join BCR as advisor to the Board, starting May 1, 2008 and will work closely with the current CEO in order to ensure a smooth hand-over.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To: Paul Dudek
Chief Officer of International Corporate Finance
International Corporate Finance Division

Company: SEC Headquarters

Fax: 001 202 772 9207

From: Catriona Cockburn

Return fax: +44 20 7282 2811

Reference: **Erste Bank, Commission file no. 82-5066**
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Date: 18.04.2008

No. of pages including this one: 3

Please find attached the following Erste Bank release:

Investor Information:
Dominic Bruynseels appointed CEO of Banca Comerciala Romana

INVESTOR INFORMATION

Vienna, 18 April 2008

Dominic Bruynseels appointed CEO of Banca Comercială Română

Experienced retail and commercial banker joins BCR from Barclays Bank

Erste Bank der oesterreichischen Sparkassen AG (Erste Bank) announces that the Supervisory Board of Banca Comercială Română (BCR) has appointed Dominic Bruynseels (48) as Chief Executive Officer of BCR. In line with the plans announced when Manfred Wimmer took over as interim CEO of BCR in December 2007, the appointment of Mr. Bruynseels as new CEO follows the completion of the Integration and Development Program of BCR in April 2008 - within the planned 12-18 month schedule.

An internationally experienced banker, Mr. Bruynseels joins BCR after a 27-year career with Barclays Bank. Most recently, he worked as Senior Executive Director of Barclays Global Retail and Commercial Banking Emerging Markets division based in Dubai. Dominic Bruynseels gained his extensive professional experience through a variety of UK-based branch, regional and head office roles as well as international positions. During the latter part of his 17-year career in the UK business of Barclays, Mr. Bruynseels was responsible, among others, for the financial network and operations planning and development of the integrated delivery channel strategy of Barclays Bank in the UK. From 1997-99, Mr. Bruynseels served as Finance Director for Barclays' Africa, Caribbean, Middle East and Latin American business, becoming the chief executive officer of Barclays Africa and the Middle East in 1999, responsible for the 12 operations across the region. From 2005-07 he played a leadership role in the acquisition and integration into Barclays of Absa, the leading South African Bank, serving on both the Absa Executive Committee and Board.

"Dominic Bruynseels is a highly regarded and experienced banker, who has served one of the most prestigious banking groups in the world for almost 30 years. Previously active in an emerging markets environment, Mr. Bruynseels has an impressive track record of building a group of retail banks with modern retail and commercial banking practices as well as first class customer service. We believe he is an ideal choice for CEO, and that BCR and Erste Bank as a whole will benefit in particular from his forward thinking and sound execution", said Andreas Treichl President of the BCR Supervisory Board.

"Romania is a key market for Erste Bank and I am honored to have been appointed as CEO of BCR. I have been impressed by the people I have met at Erste Bank and BCR as well as by the excellent position the bank has in the market. I am looking forward to joining the board and the exciting challenge of building further on the solid foundations laid by my predecessors", Mr. Bruynseels stated, on the occasion of the announcement.

Manfred Wimmer (52), who has managed the integration of BCR into the Erste Bank Group in a highly professional manner, while at the same time ensuring growth of BCR's business and delivery on its financial targets, will return to the Erste Bank headquarters in the second half of 2008, in order to take up a senior position within the group.

Dominic Bruynseels' appointment requires the approval of the National Bank of Romania, subject to which, he will officially take over as CEO on July 1, 2008. Until then, Mr. Bruynseels will join BCR as advisor to the Board, starting May 1, 2008 and will work closely with the current CEO in order to ensure a smooth hand-over.

ERSTE BANK

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

ERSTE BANK

ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2008 APR 18 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten / Transmission consists of Seite(n) einschließlich dieser. / page(s) including this.

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: +43 (0) 50 100 - 17693
Fax: +43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **08.01.2007**

ERSTE BANK

The Management Board of Erste Bank der oesterreichischen Sparkassen AG invites the shareholders of the company to its

15th Annual General Meeting

to be held on Tuesday, 6th May 2008, 10.00 a.m. at the Austria Center Vienna, Saal A, Bruno-Kreisky-Platz 1, 1220 Vienna.

Agenda:

1. Presentation of the approved annual financial statements and the status report of the Management Board as well as the report of the Supervisory Board for the financial year 2007, and presentation of the group financial statements and the group status report for the financial year 2007.

2. Resolution on the distribution of profits.

3. Grant of discharge to the members of
   a) the Management Board
   b) the Supervisory Board
   with regard to the financial year 2007.

4. Resolution on the remuneration of the members of the Supervisory Board.

5. Election to the Supervisory Board.

6. Appointment of an additional auditor and group auditor for the financial year 2009 in addition to the Savings Banks Auditors Association (Sparkassen-Prüfungsverband) as the statutory auditor.

7. Approval of the acquisition by Erste Bank of own shares for the purpose of securities trading.

8. Authorisation for the acquisition of own shares for no designated purpose subject to the exclusion of trading in own shares as purpose of the acquisition, and the authorisation to divest acquired shares as consideration for the acquisition or the financing of the acquisition of companies, businesses, business divisions or holdings in one or more corporations domestically or abroad, hence other than by sale via the stock exchange or via a public offering and by analogous application of the provisions concerning the exclusion of subscription rights.

9. A.) Presentation of the De-Merger and Acquisition Agreement dated 26 March 2008 by the management board.

   B.) Resolution on the proportionate de-merger by acquisition pursuant to sec 1 para 2 No 2 in connection with sec 8 para 1 of the Austrian De-Merger Act

(Spaltungsgesetz; "SpaltG") pursuant to the De-Merger and Acquisition Agreement dated 26 March 2008 as filed with the Vienna Companies Register on the basis of the final balance sheet of Erste Bank der oesterreichischen Sparkassen AG of 31 December 2007.

The proposal concerns the de-merger of the Business Division Austria from Erste Bank der oesterreichischen Sparkassen AG with its seat in Vienna as Transferring Company to Dritte Wiener Vereins-Sparcasse AG with its seat in Vienna as Acquiring Company by way of universal succession and continuance of the Transferring Company without granting shares in the Acquiring Company, since Erste Bank der oesterreichischen Sparkassen AG is the sole shareholder in Dritte Wiener Vereins-Sparcasse AG.

C.) Resolution on amendments of the articles of association as follows:

a) Update of the preamble

b) Change of the name of the company in Item 1.1 from „Erste Bank der oesterreichischen Sparkassen AG" to „Erste Group Bank AG"

c) Amendments and partial restatement of the business purpose of the company in Item 2 with the following material changes:
- Description of the future activities as holding company in Item 2.2;
- Deletion of the explicit itemisation of the activities which are covered by in sec 1 para 2 and 3 of the Austrian Banking Act (Bankwesengesetz; "BWG") (current Items 2.3.1 to 2.3.5 and 2.3.14). A reference to these legal provisions is made in the new Item 2.3.1;
- Introduction of trade with emissions certificates in the new item 2.3.3;
- Deletion of Item 2.3.8 („travel agency business");
- Deletion of Item 2.3.9 („personal loan agency business"), since its content is included in Item 2.1 as amended;
- Deletion of Item 2.3.12 („lotto and toto agency business"), since its content is included in Item 2.3.8 as amended (currently Item 2.5.2);
- Amendment of Item 2.3.15 with the addition "or which are connected therewith" and transfer to Item 2.3.10 as amended;
- Update of Item 2.4 due to changes of the BWG (especially sec 25 para 13 BWG);
- Deletion of the text concerning "interests in a building and loan association" (Item 2.4.5);
- Streamlining of Item 2.5 and deletion of the first part of Item 2.5.2 ("to carry out the duties of trusts, credit agencies or similar institutions to be established for public or charitable purposes as well as to carry out the tasks of railways, public enterprises, charitable institutions, industrial associations and the like which have already been established").

10. Resolution on a new stock option program for management board members, executives and key staff of Erste Bank Group (MSOP 2008).

11. Resolution on changes of the articles of association as follows:

- Transfer of Item 4.8 to Item 4.4 as amended;
- Introduction of the headline „Authorized Capital" in Item 4.4 and re-numbering to Item 5 as amended;
- Introduction of the headline „Conditional Capital" in Item 4.5 and re-numbering to Item 6 as amended;
- Introduction of the headline „Authorized Conditional Capital" in Item 4.6 and re-numbering to Item 7 as amended;
- Replacement of the text „In the shareholders' meeting of 19 May 2006 the Management Board was authorised for a period of five years after the registration of the amendment of the articles of association with the companies register, to effect a conditional increase of the registered capital with the consent of the Supervisory Board" by „The Management Board is authorized until 5 July 2011 to effect a conditional increase of the registered capital with the consent of the Supervisory Board" in Item 7 as amended;
- Deletion of Item 4.7 („conditional capital increase of 21 August 1997 and of 4 May 2004");
- Re-numbering of the Items following Item 7 new version to achieve the consecutive numbering of the articles of association, and amending the numbering of the cross references accordingly;
- Change of the headline of Item 5 to „Equity Finance and Other Forms of Finance";
- Restatement of Item 5.1 as follows: „The Company is entitled to issue participation capital, supplementary capital, nachrangiges Kapital [subordinate capital] and hybrid capital, in each case also by issuing bonds, and to issue Kapitalanteilsscheine [capital shares] (Genussrechte according to Section 174 para 3 Joint-Stock Companies Act) and economically comparable instruments.";
- Deletion of Item 5.2 („Authorisation of the Management Board to issue capital shares");
- Restatement of Item 5.3 as follows: „The Management Board shall be authorized to issue convertible bonds and option bonds, granting conversion- or subscription rights for the acquisition of shares in the Company. The issue price and the issuing conditions shall be determined by the Management Board with the consent of the Supervisory Board. The Management Board is also authorized to issue profit participation bonds.";
- Adjustment of the legal reference in Item 9.4.1 as follows: „persons who pursuant to Section 13 para 1 through 3, 5 and 6 Gewerbeordnung [Trade Code] 1994 are excluded from carrying out a trade;";
- Replacement of the word „group" by „consolidated" in Item 10.4;
- Amendment of the first sentence in Item 10.5 as follows: „The Management Board shall pass its resolutions by simple majority unless a greater majority of votes is provided for by law, the articles of association, or the by-laws.";
- Restatement of Item 12.1 as follows: „The Supervisory Board shall consist of at least three and a maximum of twelve members elected by the shareholders meeting. As long as DIE ERSTE österreichische Spar-Casse Privatstiftung is liable for all present and future liabilities of the Company in the case of its insolvency pursuant to Section 92 para 9 Banking Act, the DIE ERSTE österreichische Spar-Casse Privatstiftung will be granted the right to nominate up to one third of the members of the Supervisory Board to be

elected by the shareholders meeting. The provisions of item 12 shall have to be considered.";

- Deletion of the sentence „In case also the said deputy/deputies is/are unable to attend, the oldest member of the Supervisory Board shall chair the respective meeting." in Item 12.2;
- Deletion of the sentence „The by-election shall be carried out for the remaining term of the respective term of office." in Item 12.5;
- Renaming of the Management Board Committee to „committee for Management Board matters" in Item 12.7;
- Deletion of the paras 2, 2a, 2b, 3 and the words „in consideration of the provisions of Section 27 paras 4 and 4a Banking Act" in Item 12.8;
- Restatement of Item 12.10 as follows: „The Supervisory Board shall establish an audit committee, which in particular fulfils the duties in the meaning of Section 63a para 4 Banking Act.";
- Deletion of the words „in particular with respect to the committees also" in Item 12.11;
- Restatement of Item 13.3.3 as follows: „resolution on capital measures pursuant to the instances described in items 5, 6 and 8.2.";
- Amendment of Item 13.3.9 by inserting „Section 95 para 5 No 12" Joint-Stock Companies Act (Aktiengesetz; "AktG");
- Deletion of the words „,as well as the nomination of a Generalbevollmächtigter [generally authorised agent/ omnipotentary]" in Item 13.3.10;
- Deletion of Item 13.3.18, since Item 13.3.9 contains a reference to Section 95 para 5 No 12 Joint-Stock Companies Act;
- Amendment and partial deletion of the last three sentences of Item 14.2, so that the new wording reads as follows: „In urgent cases the time limit may be shorter and the notification may be made in advance by means of telefax, electronic media or in any other suitable way.";
- Amendment in the first sentence of Item 14.6 by inserting the words „within an appropriate time period";
- Restatement of the first two sentences in Item 14.7, so that the new wording reads as follows: „At least one member of the Management Board shall attend the meetings of the Supervisory Board and its committees, unless the Supervisory Board or the respective committee resolve differently in a given case.";
- Amendment of the last part of the first sentence in Item 16.6 „The shareholders meeting shall be chaired by the Chairman of the Supervisory Board" by adding „or one of his deputies";
- Restatement of Item 16.9 as follows: "Unless the law or the articles of association provide for a different majority, the shareholders meeting shall decide by simple majority of the votes cast and in cases where a majority of the capital is required also by simple majority of the registered capital represented at the time of passing the resolution. The shareholders meeting shall resolve on amendments to the articles of association by simple majority of the votes cast and by simple majority of the registered capital represented at the resolution, provided that the objects of the company are not changed. Items in the articles of association which provide for increased majority requirements in order to pass a resolution can only be amended with the same increased majority requirements. Item 19.9 can be amended only with a majority of three fourths of cast votes and a majority of three fourths of the registered capital represented at the time of passing the resolution.";

- Deletion of the word „either" in the second sentence of Item 21 and insertion at the end of the sentence of the words „or pass on";
- Restatement of Item 22.1 as follows: „The notifications of the Company required by law and the Articles of Association shall, in principle, be made in the "Wiener Zeitung", in the cases permitted by law on the website, in a notification journal which is publicly available, via an electronically operated information distribution system, or in the cashier's hall of the Company.";
- Replacement of the words „to mail" by „to deliver" and deletion of the word „registered" in Item 22.2.

Please consider the large number of expected participants and the customary security measures when planning the timing of your attendance. Admission for the collection of voting cards starts at 9:00 a.m.

Notice according to sec 83 para 2 No 1 of the Austrian Stock Exchange Act (Börsegesetz; "BörseG"):
The registered capital of the Company amounts to EUR 632,577,890 and is divided into 316,288,945 voting no-par value bearer shares. All non-par value bearer shares are ordinary shares; currently no non-voting preferred shares are issued. Each ordinary share grants one vote. Taking into account the 281,186 own shares, a total of 316,007,759 voting rights exists pursuant to sec 65 para 5 AktG. The numbers contained in this paragraph are as of 29 February 2008.

To attend the general meeting, shareholders must deposit their shares with the company, an Austrian notary public or the main office of any other Austrian bank during ordinary business hours until 29 April 2008 at the latest, and must keep their shares deposited until the end of the general meeting. Depositaries must submit certificates of deposit by 30 April 2008, at the latest, to the company (in advance by telefax: 050100/916383 – from abroad: +4350100/916383).

The documents that have to be made available pursuant sec 7 para 2 SpaltG may be inspected at the seat of the company (cashier's hall), 1010 Vienna, Graben 21, and electronically on the web site of the company. The group annual report with the group annual financial statements and the group status report, and the annual financial statements and the status report of the company are also available at the seat of the company to shareholders free of charge. Furthermore, the report of the Management Board concerning the employee share ownership program 2008 and the report of the Supervisory Board concerning the management stock option program 2008 are accessible at the seat of the company (cashier's hall), 1010 Vienna, Graben 21, and are also available to the shareholders free of charge until the day of the shareholders' meeting.

Vienna, April 2008 The Management Board

END